CONSENT OF CHARLTON & COMPANY

We hereby consent to inclusion of our audit report dated September 26, 2020 with respect to the consolidated financial statements of MYM Nutraceuticals Inc. as at and for the years ended May 31, 2020 and 2019 in the prospectus supplement of IM Cannabis Corp. (the “Company”) filed pursuant to General Instruction II.L of Form F-10, which forms part of the Registration Statement on Form F-10 filed by the Company with the United States Securities and Exchange Commission (File No. 333-254255).

Yours truly,

Charlton & Company

CHARTERED PROFESSIONAL ACCOUNTANTS

May 4, 2021